                                                               Exhibit 99(a)(11)



                                      IVAX


                                Tender Offer for
                            Laboratorio Chile Shares

                ________________________________________________

                                   June 2001

Introduction

 . IVAX has presented an all cash tender offer to all shareholders of Laboratorio Chile S.A.

 . IVAX believes its offer is an excellent opportunity for shareholders, employees and the people of Chile

 . Portfolio, LabChile's largest shareholder has agreed to tender all of its shares to the offer.

 . We hope shareholders shall vote for the elimination of the 49.9% concentration limit and tender their shares to the offer

IVAX CORPORATION

 . IVAX, headquartered in Miami, Florida, is engaged in the research, development, manufacture, and marketing of branded and brand equivalent pharmaceuticals throughout the world

 .  Traded on AMEX (IVX)

 .  Approximately 5,800 employees worldwide in 30 countries

 .  Market cap = US$ 7.6 billion

 .  Consolidated 2000 net revenues = US$ 793 million

Worldwide operations

[Graphic omitted.]

IVAX' Business Focus

Branded and brand equivalent pharmaceutical products with emphasis on:

 . Proprietary asthma products and pipeline -i.e. Easi-Breathe(R), Patented MDPI . Important brand equivalent products and pipeline -i.e. Paclitaxel, Clozapine . Proprietary pipeline

IVAX Summary

 .  IVAX is a strong, growing international pharmaceutical company

 .  Over $900 million in cash and cash equivalents

 .  Experienced and dedicated management teams and employees

 .  Compliant with local laws and regulations; good corporate citizen

Summary: tender offer terms

 .  Open to all shareholders of Laboratorio Chile

 .  Tender for 100% of outstanding shares

 . Purchase price of US$ 1.25 per share payable in cash, in Ch$ at the "Observado" exchange rate for the expiration date

 .  Offer subject, among other conditions, to:
   -the amendment of the bylaws to eliminate the 49.9% ownership restriction -the receipt, by the day of the shareholders meeting, of tenders accounting for at least 67% of the total outstanding shares (211,720,000 shares)

 .  Transaction will be settled off-Stock Exchange

Bid vs. historic LabChile price


IVAX Offer: Ch$ 763*
[Graphic omitted.]            Reference    LabChile   % Premium
                                             Price
                              ---------------------------------
                              1Q2001 Avg  Ch$ 553.84    37.8%

                              2000 Close      528.00    44.5%

                              2000 Avg        520.94    46.5%

   *  Considering "Observado" rate as of May 31, 2001 of Ch$ 610.53 per US$

Transaction Timetable

                     [Transaction Timetable appears here]

 .May 21:    Press Release

 .May 31:    Launch of the Offer

 .June 22:   Shareholders Meeting

 .June 29:   Expiration Date

 .July 2:    Offer result announcement, acceptance for payment ("Aviso de
            Resultado")

 .July 5:    Settlement

Conclusion

 . IVAX offers all shareholders the opportunity to realize a substantial premium, as demonstrated in previous slides, for all of their Laboratorio Chile shares

 . In order for the transaction to succeed, shareholders must vote FOR the elimination of the 49.9% ownership restricition limit and tender their shares before the shareholders meeting by submiting the Form of Acceptance to Deutsche Securities C.B.

                                      IVAX